July 27, 2009

Russel Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Sensus Metering Systems Inc.
Post-Effective Amendment No. 5 to Form S-1
File No. 333-118053

Dear Mr. Mancuso:

Thank you for your letter dated July 22, 2009, addressed to Peter Mainz of Sensus Metering Systems Inc. (the “Company”), setting forth a comment of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Post-Effective Amendment No. 5 to Form S-1 (the “Amendment”), which was filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2009.

We have considered the Staff’s comment on the Amendment and our response is set forth below. To facilitate the Staff’s review, we have keyed our response to the heading and numbered comment used in the Staff’s comment letter, which we have reproduced in bold face text. Our response follows the comment.

We have filed Post-Effective Amendment No. 6 to Form S-1 (the “Revised Amendment”) in response to the Staff’s comment. In addition, we have updated the Amendment, as reflected in the Revised Amendment, to include disclosure relating to the Company’s fiscal quarter ended June 27, 2009, the recent amendment of the Company’s senior credit facilities and the recent name changes of the Company to Sensus USA Inc. and of the Company’s parent, Sensus Metering Systems (Bermuda 2) Ltd., to Sensus (Bermuda 2) Ltd. and otherwise to reflect current information. In accordance with the Staff’s recommendation, the Revised Amendment, as filed with the Commission, is marked to show all changes to the Amendment for the purpose of expediting the Staff’s review.

Incorporation of Documents by Reference, page 77

1.	Item 12(a)(2) of Form S-1 requires you to specifically incorporate by reference reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report which you have incorporated by reference. Please revise.

Response:

We have noted the Staff’s comment and have filed the Revised Amendment with the Commission, which incorporates by reference all such reports that were filed with the Commission during the applicable period. Please note that we have not incorporated by reference any report that was furnished to the Commission during the applicable period, namely the Company’s current reports on Form 8-K furnished to the Commission on May 15, 2009, June 10, 2009 and July 23, 2009.

*         *         *

The Company acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Revised Amendment effective, it does not foreclose the Commission from taking any action with respect to the Revised Amendment;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Revised Amendment effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Revised Amendment; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for providing the Staff’s comments on the Amendment. Because the audited financial statements incorporated by reference into the Company’s current Post-Effective Amendment No. 4 to Form S-1 (File No. 333-118053) will no longer satisfy the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, as of August 1, 2009, we would be very grateful for the Staff’s prompt attention to this matter. If at all possible, the Company would ideally prefer to have the Revised Amendment declared effective by the Commission on or before July 31, 2009.

If you have any questions regarding our response or other changes made to the Amendment, as reflected in the Revised Amendment, or if you require any additional information, please do not hesitate to contact me at (919) 845-4013, Thomas D’Orazio at (919) 845-4005 or our counsel, David A. Carpenter of Mayer Brown LLP, at (312) 701-8432.

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Sincerely,

/s/ Jeffrey J. Kyle

Jeffrey J. Kyle

Chief Financial Officer

cc:	Ruairi Regan
Securities and Exchange Commission

David A. Carpenter
Mayer Brown LLP

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